Bontan Corporation Inc.

Consolidated Financial Statements

For the Nine Months Ended December 31, 2006 and 2005

(Canadian Dollars)

(UNAUDITED – see Notice to Reader dated January 19, 2007)

BONTAN CORPORATION INC.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements for Bontan Corporation Inc. for the nine months ended December 31, 2006 have been prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied. These consolidated financial statements have not been reviewed by the auditors of the Company.

These financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the management is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the nine months ended December 31, 2006 and the shareholders’ equity as at that date to the extent summarised in Note 12 to the consolidated financial statements.

January 19, 2007

Bontan Corporation Inc.

Consolidated Statements of Operations

(Canadian Dollars)

(Unaudited –see Notice to Reader dated January 19, 2007)

	Note	December 31, 2006 (Unaudited)	March 31, 2006 (Audited)
Assets
Current
Cash		$ 2,153,543	$ 3,262,842
Short term investments	3	3,761,220	1,777,921
Deferred stock based compensation	4	41,179	314,208
Prepaid and other receivables		65,352	95,801
		$ 6,021,294	$ 5,450,772
Liabilities
Current
Accounts payable and accrued liabilities		$ 15,414	$ 161,517
Advances from shareholders, non-interest bearing		3,463	3,471
		18,877	164,988
Shareholders' Equity
Capital stock	5	27,354,387	30,585,691
Warrants	6	6,961,152	2,540,608
Contributed surplus		4,069,549	4,069,549
Deficit		(32,382,671)	(31,910,064)
		6,002,417	5,285,784
		$ 6,021,294	$ 5,450,772

Approved by the Board               ”Kam Shah”             Director        ”Dean Bradley”      Director

                                                           (signed)                                                (signed)

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Consolidated Statements of Operations

(Canadian Dollars)

(Unaudited –see Notice to Reader dated January 19, 2007)

	Note	Three months ended	Nine months ended	Three months ended	Nine months ended
		December 31, 2006		December 31, 2005
Income
Gain on sale of interest in oil property		-	-	(371,068)	1,538,937
Realised gain on short term investments		111,089	144,518	179,495	183,432
Interest		18,872	72,331	17,692	20,176
		129,961	216,849	(173,881)	1,742,545
Expenses
Stock based compensation	4	75,009	289,455	211,198	1,851,710
Travel, promotion and consulting		47,858	116,218	88,696	254,786
Shareholders information		35,087	115,068	35,426	141,965
Translation exchange loss (Gain)		(54,151)	96,877	12,610	219,518
Professional fees		14,195	22,565	4,438	40,157
Office and general		11,164	19,365	7,312	19,073
Bank charges and interest		935	13,307	335	3,222
Communication		1,879	6,207	3,429	16,592
Rent		1,350	4,316	1,436	4,326
Interest in gas property written off		21	4,102	(384,748)	3,878,507
Transfer agent fees		(869)	1,976	1,036	6,441
		132,478	689,456	(18,832)	6,436,297
Net loss for period		(2,517)	(472,607)	(155,049)	(4,693,752)

Net loss per share – Basic and diluted	7	(0.00)	(0.02)	(0.01)	(0.32)

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Consolidated Statements of Cash Flows

(Canadian Dollars)

(Unaudited –see Notice to Reader dated January 19, 2007)

	Three months ended	Nine months ended	Three months ended	Nine months ended
	December 31, 2006		December 31, 2005
Cash flows from operating activities
Net loss for period	$ (2,517)	$ (472,607)	$ (155,049)	$ (4,693,752)
Interest in gas property written off	21	4,102	(384,748)	3,878,507
Gain on sale of interest in oil properties	-	-	371,068	(1,538,937)
Stock based compensation	75,009	289,455	164,487	1,864,252
Net change in working capital components
Prepaid and other receivable	(1,085)	30,450	(333,254)	(446,200)
Accounts payable and accrued liabilities	(32,511)	(146,103)	58,107	(18,324)
	38,917	(294,703)	(279,389)	(954,454)
Investing activities
Short term Investments	(326,594)	(1,983,299)	(626,256)	(1,244,120)
Disposal of (investment in) interest in oil properties net of direct costs	-	-	8,113	4,065,438
Interest in gas properties	(21)	(4,102)	384,748	(3,661,939)
	(326,615)	(1,987,401)	(233,395)	(840,621)
Financing activities
Net advances from shareholders	141	(8)	-	2,066
Common shares issued	-	1,172,813	211,464	2,315,431
	141	1,172,805	211,464	2,317,497
Increase (decrease) in cash during period	(287,557)	(1,109,299)	(301,320)	522,422
Cash at beginning of period	2,441,100	3,262,842	1,684,072	860,330
Cash at end of period	$ 2,153,543	$ 2,153,543	$ 1,382,752	$ 1,382,752

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Consolidated Statement of Shareholders’ Equity

(Canadian Dollars)

(Unaudited –see Notice to Reader dated January 19, 2007)

	Number of Shares	Share Capital	Warrants	Contributed surplus	Accumulated Deficit	Shareholders' Equity(Deficit)
Balance March 31, 2005	12,975,539	28,280,890	-	3,795,078	(27,125,131)	4,950,837
Options exercised	500,000	284,367		-	-	284,367
Value of options exercised transferred		381,308		(381,308)		-
Issued under 2003 Consultant stock compensation plan	196,212	238,390		-	-	238,390
Issued under 2005 Consultant stock compensation plan	1,000,000	327,827		-	-	327,827
Restricted shares issued in settlement of fees	23,500	32,027		-	-	32,027
Warrants exercised	2,162,452	2,256,738		-	-	2,256,738
Issued under private placement	3,900,000	1,139,146		-	-	1,139,146
Existing warrants revalued	-	(254,120)	254,120	-	-	-
Warrants issued under private placement	-	(2,286,488)	2,286,488			-
Subscribed and paid for under private placement but issued subsequent to the balance sheet date	2,000,000	583,550				583,550
Finder fee		(397,944)				(397,944)
Options granted				655,779		655,779
Net loss	-	-		-	(4,784,933)	(4,784,933)
Balance March 31, 2006	22,757,703	$ 30,585,691	$ 2,540,608	$ 4,069,549	$ (31,910,064)	$ 5,285,784
Issued under 2003 Consultant stock compensation plan	20,000	14,832				14,832
Issued under private placement	4,500,000	1,303,126				1,303,126
Warrants issued under private placement		(3,810,814)	3,810,814			-
Finder fee		(740,043)	609,730			(130,313)
Net loss for period					(378,651)	(378,651)
Balance June 30, 2006	27,277,703	$ 27,352,792	$ 6,961,152	$ 4,069,549	$ (32,288,715)	$ 6,094,778
Issued under 2003 Consultant stock compensation plan	22,500	7,575				7,575
Net loss for period					(91,439)	(91,439)
Balance September 30, 2006	27,300,203	27,360,367	6,961,152	4,069,549	(32,380,154)	6,010,914
Shares cancelled	(20,000)	(5,980)				(5,980)
Net loss for period					(2,517)	(2,517)
Balance December 31, 2006	27,280,203	27,354,387	6,961,152	4,069,549	(32,382,671)	6,002,417

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2006 and 2005

(Unaudited –see Notice to Reader dated January 19, 2007)

1.    NATURE OF OPERATIONS

Bontan Corporation Inc. (“the Company”) is a diversified natural resource company that invests in major oil and gas exploration and exploitation projects in countries around the globe through its subsidiary by acquiring joint venture, indirect participation interest and working interest in those projects.

The company focuses on projects where the other project partners have proven experience in oil and gas exploration, development and distribution.

2.    ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

 These unaudited interim financial statements have been prepared on the same basis as the audited financial statements of the Company for the year ended March 31, 2006 and include all adjustments necessary for the fair statement of results of the interim periods.

These interim consolidated financial statements should be read in conjunction with the annual audited financial statements for the year ended March 31, 2006, and the summary of significant accounting policies included therein.

3.    SHORT TERM INVESTMENTS

Short-term investments comprise marketable securities.  The quoted market value of the securities on hand as at December 31, 2006 was $ 4,327,687 resulting in an unrealised gain of $566,467 which has not been accounted for according to the stated accounting policy.

 Included in the short-term investments as at December 31, 2006 are:

a)

50,000 preference shares held in a private corporation for a cost of US$50,000. The market value of these shares as at December 31, 2006 was not available and was therefore considered to be nil.

b)

500,000 Class A shares held in a private corporation for a cost of US$50,000. The market value of these shares as at December 31, 2006 was not available and was therefore considered to be nil.

The quoted market value of the securities on hand as at December 31, 2005 was $1,787,222 resulting in an unrealised gain of $466,715 which was not accounted for according to the stated accounting policy.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2006 and 2005

(Unaudited –see Notice to Reader dated January 19, 2007)

4.    DEFERRED STOCK BASED COMPENSATION

Deferred stock option compensation relates to the fair value of shares and options issued under the Company’s Stock compensation and Option Plans to consultants for services that will be performed during the period subsequent to the balance sheet date. Changes during the period were as follows:

	Balance at April 1, 2006	Deferred during nine months to September 30, 2006	Returned for cancellation (Note 5(b)(iv))	Expensed during nine months to September 30, 2006	Balance at December 31, 2006
Options	$ -	$ -		$ -	$ -
Stocks	314,208	22,406	(5,980)	(289,455)	41,179
	$ 314,208	$ 22,406	(5,980)	$ (289,455)	$ 41,179

	Balance at April 1, 2005	Deferred during nine months to December 31, 2005	Expensed during nine months to December 31, 2005	Balance at December 31, 2005
Options	$ 1,145,152	-	$ (1,145,152)	$ -
Stocks	587,777	212,342	(706,558)	93,561
	$ 1,732,929	212,342	$ (1,851,710)	$ 93,561

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2006 and 2005

(Unaudited –see Notice to Reader dated January 19, 2007)

5.    CAPITAL STOCK

(a)

Authorized

Unlimited number of common shares

(b)

Issued

		December 31, 2006		March 31, 2006
		Common		Common
		Shares	Amount	Shares	Amount
Beginning of year		22,757,703	$ 30,585,691	12,975,539	$ 28,280,890
Issued under a private placement	(i)	4,500,000	1,303,126	3,900,000	1,139,146
Subscribed under private placement			-	2,000,000	583,550
Warrants issued	Note 6	-	(3,810,814)	-	(2,540,608)
Expenses relating to private placement	(ii)	-	(740,043)	-	(397,944)
Restricted shares issued in settlement of fee				23,500	32,027
Warrants exercised				2,162,452	2,256,738
Issued under 2003 Consultant Stock Compensation Plan	(iii)	42,500	22,407	196,212	238,390
Issued under 2005 Consultant Stock Compensation Plan		-	-	1,000,000	327,827
Issued under 2005 Consultant Stock Compensation Plan returned for cancellation	(iv)	(20,000)	(5,980)
Options exercised		-	-	500,000	665,675
		27,280,203	$ 27,354,387	22,757,703	$ 30,585,691

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2006 and 2005

(Unaudited –see Notice to Reader dated January 19, 2007)

5.    CAPITAL STOCK (b) – Continued…….

i)

On February 24, 2006, the Company reached an agreement with certain accredited investors for a private placement of 10.4 million Units at US$0.25 per Unit for gross proceeds of US$2.6 million. Each Unit includes one common share and one common share purchase warrant. Each warrant entitles its holder to acquire one common share of the company at a price of US$0.35 within twenty-four months of the date of issuance of the Unit.  Private placement was closed on April 16, 2006. The number of Units subscribed under the private placement between April 1, 2006 and the closing date was 4.5 million resulting in issuance of equal number of common shares.

The 10.4 million shares issued under this private placement were registered with the US Securities and Exchange Commission on November 30, 2006 and are therefore freely tradable.

Refer to Note 6 regarding the details of the warrants issued and their valuation.

ii)

Expenses relating to private placement relate to finder fee payable to Current Capital Corp., a related corporation, at the rate of 10% of the proceeds. Finder fee includes cash fee of $130,313 at 10% of the private placement proceeds of $1,303,126 received during the period and 1,040,000 warrants at 10% of the total number of Units at 10.4 million issued under the private placement. The warrants were issued on the closing date.  Each warrant can be exercised to acquire one common share of the company at an exercise price of US$0.35 within 24 months of the date of its issuance. The warrants were valued at $609,730 as explained in Note 6.

iii)

42,500 shares were issued under 2003 Consultant Stock Compensation Plan to Jeffrey Robinson; brother of Mr. Terence Robinson, the key consultant. The shares were issued for various services provided under consulting contract and valued at the fair market value of shares on the date of issue. The consulting contract with Mr. Jeffrey Robinson expired on July 30, 2006 and has not been renewed.

iv)

On October 16, 2006, one of the non executive directors to whom 20,000 common shares of the Company were issued under 2005 Consultant Stock compensation Plan returned the shares for cancellation and was paid $4,059 (US$3,600) as fee for his services as chairman of the audit committee and $1,577 (US$1,400) as reimbursement towards expenses like printing, mailing, courier etc. incurred by him in the performance of his duties as chairman of the audit committee.  The shares were cancelled on the same date.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2006 and 2005

(Unaudited –see Notice to Reader dated January 19, 2007)

6.   WARRANTS

		December 31, 2006		March 31, 2006
		(Unaudited)		(Audited)
		# of warrants	Fair value	# of warrants	Fair value
Issued and outstanding at beginning of period		5,667,410	2,540,608	8,879,571
Issued during period	i	6,500,000	3,810,814	3,900,000	2,286,488
Issued in settlement of finders fee	ii	1,040,000	609,730
Issued previously being revalued			-		254,120
Exercised during period		-		(2,162,452)
Expired during period		(45,450)		(4,949,709)
Issued and outstanding at end of year		13,161,960	$6,961,152	5,667,410	$2,540,608

(i)

The company issued 6.5 million warrants under a 2006 private placement. 2 million warrants relating to Units subscribed and paid for prior to March 31, 2006 and the balance of 4.5 million relating to Units subscribed during the current period as explained in Note 5(b)(i). These warrants are convertible into equal number of common shares at an exercise price of US$0.35 per warrant and expiry within two years of their issue. As at December 31, 2006, none of the warrants were exercised or expired.

The fair value of these warrants has been estimated using a Black-Scholes option price model with the following assumptions:

Risk free interest rate

5%

Expected dividend

nil

Expected volatility

130%

Expected life

30 days

Market price

US$0.67

The amount of $3,810,814 has been accounted for as a reduction of the value of the shares issued.

(ii)

On April 16, 2006, the Company issued 1,040,000 warrants to Current Capital Corp., a related party as part of the finder’s fee in connection with a private placement as explained in Note 5(b)(ii). The warrants are convertible into equal number of common shares at an exercise price of US$0.35 per warrant and expiry within two years of their issue.

The fair value of these warrants has been estimated using a Black-Scholes option price model with the assumptions detailed in 6(i) above. The amount of $609,730 has been accounted for as a finder’s fee.

The shares issuable upon exercise of these warrants were registered with the US Securities and Exchange Commission on November 30, 2006 and will therefore be freely tradable when issued.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2006 and 2005

(Unaudited –see Notice to Reader dated January 19, 2007)

7.    LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the period, which were 27,280,203 shares for the three months ended December 31, 2006 and 27,281,314 for the nine months ended on that date. (15,781,385 for three months ended December 31, 2005 and 14,622,240 for nine months ended December 31, 2005).

The Company had approximately 13.2 million warrants and 4.8 million options which were not exercised as at December 31, 2006. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

8.    COMMITMENTS AND CONTINGENT LIABILITIES

(a)

The Company entered into media relations and investor relations contracts with Current Capital Corp., a shareholder corporation, effective July 1, 2004 initially for a period of one year and renewed automatically unless cancelled in writing by a 30-day notice for a total monthly fee of US$10,000.00

(b)

The Company entered into a new consulting contract with Mr. Kam Shah, the Chief Executive Officer and Chief Financial Officer on April 1, 2005 for a five-year term up to March 31, 2010.  The fee for each of the years is to be decided at the board meeting after the end of the third quarter of the calendar year.  Fee for the calendar year ending December 31, 2006 was settled by issuance of 288,000 common shares under 2005 Consultant stock compensation plan. The fee for the calendar year ending December 31, 2007 has not yet been decided.  Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause.  The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(c)

The Company entered into a consulting contract with Mr. Terence Robinson, the Chief Executive Officer on April 1, 2003 for a six-year term up to March 31, 2009.  The contract provides for a monthly fee of $10,000 inclusive of taxes plus reimbursement of expenses and a lump sum compensation of $250,000 for early termination of the contract without cause.  Mr. Robinson resigned as Chief Executive Officer effective May 17, 2004 but continued as Consultant under the same terms and conditions.  Fee for the year ended December 31, 2006 was settled by issuance of 480,000 common shares under 2005 Consultant stock compensation plan.  Fee for the year ending December 31, 2007 has not yet been agreed.

(d)

On January 18, 2006 the Board extended Mr. John Robinson’s contract for another year to June 30, 2007 and issued 179,048 common shares under the 2005 Consultant stock compensation plan.  Mr. John Robinson is a brother of Mr. Terence Robinson, the former Chief Executive Officer and currently a key consultant with the Company.  Mr. John Robinson is sole owner and President of Current Capital Corp., a firm with which the Company has a media relations contract (See 8(a)).  Mr. Robinson provides services that include reviewing, analysing and monitoring the oil and gas projects that the Company may participate in from time to time.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2006 and 2005

(Unaudited –see Notice to Reader dated January 19, 2007)

9.    RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements.  The amounts are for the nine months ended December 31, 2006 with comparatives for the same period in fiscal 2005:

(a)

Included in shareholders information expense is $101,132 (2005: $108,991) to Current Capital Corp, (CCC) for media relations services.  CCC is a shareholder corporation. Its sole director of the Company, Mr. John Robinson, provides consulting services to the Company and a director of the Company provides accounting services as a consultant.

(b)

CCC charged $4,316 for rent, telephone, consultants’ fees and other office expenses (2005: $26,394).

(c)

Finders fee of $740,043 (2005:  $225,674 in connection with warrants exercised) was payable to CCC in connection with the private placement.  The fee included cash fee of $130,313 at the rate of 10% of the proceeds from the private placement plus 1,040,000 warrants valued at $609,730 using a Black-Scholes option price model, at 10% of the number of Units subscribed and paid for.

(d)

Included in professional and consulting fees are fees of $69,069 (2005: $3,016 paid in cash) paid to directors of the Company in the form of shares under Plans and $3,600 in cash and $107,640 (2005:  $nil) paid to a former director, who is now a key consultant, for consulting services in the form of shares under Plans.

(e)

Business expenses of $7,752 (2005: $13,382) were reimbursed to a director of the corporation and $73,485 (2005:  $123,306) to a former director who provides consulting services to the Company.

(f)

Payable includes $5,665 (2005:  $7,536) due to CCC, $2,317 (2005:  $41,291) due to a former director who provides consulting services to the Company and $1,292 (2005:  $251) due to a director.

(g)

Interest income includes $1,398 (2005:  $nil) representing interest received from Chief Executive Officer on loan of $25,000 repaid by him during the quarter ended December 31, 2006.

10.    SEGMENTED INFORMATION

As at December 31, 2006 and 2005, the Company had only one major business segment:

Energy sector: This segment includes the Company’s acquisition of interests in joint ventures and projects relating to exploration and commercial drilling of oil and gas and related products.

The accounting policies of the segments are same as those described in Note 2 of the audited consolidated financial statements for the year ended March 31, 2006.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2006 and 2005

(Unaudited –see Notice to Reader dated January 19, 2007)

10.    SEGMENTED INFORMATION - Continued

Geographic Information

The Company operates from one location in Canada. Its assets are located as follows:

	December 31, 2006	March 31, 2006	December 31, 2005

Canada	$ 6,015,466	$ 5,432,531	$ 2,883,547
USA	5,828	18,241	386,431

	$ 6,021,294	$ 5,450,772	$ 3,269,978

11.    FINANCIAL INSTRUMENTS

The fair value for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

12.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States “US GAAP”) and in SEC Regulation S-X are described and quantified below.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2005 and 2004

(Unaudited –see Notice to Reader dated January 19, 2007)

12.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - Continued

	December 31, 2006			March 31, 2006
	Balance under Canadian GAAP	Adjustment	Balance under US GAAP	Balance under Canadian GAAP	Adjustment	Balance under US GAAP
Balance Sheets

Current assets	$ 6,021,294	$ 566,467	$ 6,587,761	$ 5,450,772	$ 746,928	$ 6,197,700
Total assets	$ 6,021,294	$ 566,467	$ 6,587,761	$ 5,450,772	$ 746,928	$ 6,197,700

Current Liabilities	18,877		18,877	164,988		164,988
Capital stock	27,354,387		27,354,387	30,585,691		30,585,691
Warrants	6,961,152		6,961,152	2,540,608		2,540,608
Accumulated other comprehensive income		1,034,221	1,034,221		564,631	564,631
Contributed surplus	4,069,549		4,069,549	4,069,549		4,069,549
Deficit	(32,382,671)	(467,754)	(32,850,425)	(31,910,064)	182,297	(31,727,767)
Liabilities and shareholders' equity	$ 6,021,294	$ 566,467	$ 6,587,761	$ 5,450,772	$ 746,928	$ 6,197,700

The impact of significant US GAAP variations on the Consolidated Statement of Operations is as follows:

Nine months ended December 31	2006	2005
Net Loss for period, Canadian GAAP	(472,607)	(4,538,703)
Reclassification of exchange loss (gain) on period end translation of foreign currency items and balances (ii)	96,877	206,908
Loss for year US GAAP	(375,730)	(4,331,795)
Reclassification of exchange gain (loss) on period end translation of foreign currency items and balances (ii)	(96,877)	(206,908)
Unrealised gain on short term investments (i)	566,467	45,284
Comprehensive loss for year, US GAAP	93,860	(4,493,419)
Basic and diluted loss per share, US GAAP	(0.01)	(0.31)

There was no impact of the above differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2005 and 2004

(Unaudited –see Notice to Reader dated January 19, 2007)

12.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – Continued

 (i)         Short-term Marketable securities

In accordance with Canadian GAAP, short-term marketable securities are carried at the lower of aggregate cost and current market values, with unrealized losses being included in the determination of net income (loss) for the year. Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires that equity securities that have readily determinable fair values be classified as either available-for-sale or trading securities, and that they be reported at fair market values. For available-for-sale securities, unrealized gains or losses are to be reported as other comprehensive income, a separate component of shareholders’ equity, until realized.

(ii)

Exchange gains or losses on period end translation of foreign currency items

Under the Canadian GAAP, these items are part of the net income or loss for period.  However, under SFAS No. 130 “reporting Comprehensive Income”, such gains or losses are to be reported as other comprehensive income or loss, a separate component of shareholders’ equity.  Accordingly, these items were eliminated from computation of net loss for period under US GAAP and included in the computation of Comprehensive loss for period.

New accounting pronouncements

The following were new accounting developments in the US standards that would affect the results of operations or financial position of the Company in addition to those detailed in the audited consolidated financial statements for the year ended March 31, 2006.

In September 2006, FASB issued Standard 157 ‘Fair Value Measurements’.  FAS 157 provides enhanced guidance for using fair values to measure assets and liabilities and applies whenever other standards require (or permit) assets or liabilities to be measured at fair value.  FAS 157 does not expand the use of fair values in any new circumstances.  FAS 157 is effective for fiscal years beginning after November 15, 2007.

The Company has not yet determined the effect of future implementation of this new interpretation on its financial statements.

In September 2006, FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R).  This Statement applies to employers that sponsor single-employer defined benefit pension and other postretirement plans.

The requirement to recognize the funded status of a benefit plan and the disclosure requirements for entities with publicly traded equity securities are effective as of the end of the fiscal year ending after December 15, 2006.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2005 and 2004

(Unaudited –see Notice to Reader dated January 19, 2007)

12.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – Continued

The Company currently does not have any defined benefit plan or any other postretirement plans.  The Company will therefore determine the effect of future implementation of these new FAS, if and when it introduces any postretirement plans.

In September 2006, the Securities and Exchange Commission released SAB No. 108 regarding the effects of prior year misstatements in considering current year misstatements for the purpose of a materiality assessment. The opinion in SAB 108 is that in the case of an error that has occurred and been immaterial in a number of previous years, the cumulative effect should be considered in assessing the materiality of the error in the current year. If the cumulative effect of the error is material, then the current year statements, as well as prior year statements should be restated. In the case of restated prior year statements, previously filed reports do not need to be amended, if the error was considered immaterial to previous year’s financial statements.  However the statements should be amended the next time they are filed. The effects of this guidance should be applied cumulatively to fiscal years ending March 31, 2007 onwards. Additional disclosure should be made regarding any cumulative adjustments made in the current year financial statements. The Company does not believe the adoption of this SAB will have significant impact on the Company’s consolidated financial statements.

13.    SIGNIFICANT POST BALANCE SHEET EVENT

On January 16, 2007, the Company registered 2007 Consultant Stock Compensation Plan with US Securities and Exchange Commission.  The Company registered 1.5 million common shares under this Plan to be offered to consultants, directors and employees in lieu of fees for services rendered or to be rendered.